SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ATI Physical Therapy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00216W208
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS Fortress Acquisition Sponsor II LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS Hybrid GP Holdings (Cayman) LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS Hybrid GP Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS FIG LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS FIG Blue LLC (f/k/a FIG Corp.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS FINCO I Intermediate Holdco LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS FINCO I LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS FIG Parent, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS Foundation Holdco LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 00216W208
1		NAMES OF REPORTING PERSONS FIG Buyer GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,275
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

EXPLANATORY NOTE

This Schedule 13D constitutes (i) Amendment No. 1 to the Schedule 13D filed on May 21, 2024 on behalf of FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC and (ii) Amendment No. 2 to the Schedule 13D originally filed on June 23, 2021 (the “Initial Fortress Schedule 13D”), as amended by Amendment No. 1 filed on August 6, 2021, on behalf of Fortress Acquisition Sponsor II LLC, Hybrid GP Holdings (Cayman) LLC, Hybrid GP Holdings LLC, FIG LLC, Fortress Operating Entity I LP, FIG Blue LLC (f/k/a/ FIG Corp.) and Fortress Investment Group LLC. Capitalized terms not otherwise defined in this Schedule 13D shall have the same meanings ascribed thereto in the Initial Fortress Schedule 13D.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated as follows:

(a)

This statement is filed by (collectively, the “Reporting Persons”):
(i)	Fortress Acquisition Sponsor II LLC, a Delaware limited liability company (“Sponsor”), which directly holds shares of Common Stock and warrants (the “Warrants”) to purchase shares of Common Stock;
(ii)
Hybrid GP Holdings (Cayman) LLC, a Cayman Islands limited liability company (“Cayman GP”), which controls the general partners of certain investment funds that together own a majority equity interest in Sponsor;

(iii)	Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), which is the sole owner of Cayman GP;
(iv)
FIG LLC, a Delaware limited liability company, which indirectly controls certain investment funds (the “Funds”) managed or advised by controlled affiliates of FIG LLC, which Funds hold all of the outstanding equity interest in Sponsor;

(v)
Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), which is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP;

(vi)	FIG Blue LLC (f/k/a FIG Corp.), a Delaware limited liability company, which is the general partner of FOE I;
(vii)	Fortress Investment Group LLC, a Delaware limited liability company, which is the sole member of FIG Blue LLC;
(viii)	FINCO I Intermediate Holdco LLC, a Delaware limited liability company, which is the sole member of Fortress Investment Group LLC;
(ix)	FINCO I LLC, a Delaware limited liability company, which is the sole member of FINCO I Intermediate Holdco LLC;

(x)	FIG Parent, LLC, a Delaware limited liability company, which is the sole member of FINCO I LLC;
(xi)	Foundation Holdco LP, a Delaware limited partnership, which is the sole member of FIG Parent, LLC; and
(xii)	FIG Buyer GP, LLC, a Delaware limited liability company, which is the general partner of Foundation Holdco LP.
The Joint Filing Agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.6 herein.

(b)          The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(c)          Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Except as set forth in Annex B, during the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

While the Reporting Persons reserve the right to review their investment in the Issuer at any time and on any basis, including the market for the Common Stock and more general investment considerations, as well as the Issuer’s financial position, prospects, and strategic direction, the Reporting Persons expect to decrease their ownership of and/or economic interest in the Common Stock through, without limitation, selling Common Stock or engaging in other transactions related to the Common Stock. In connection therewith, but without limitation thereon, the Reporting Persons may engage in and take steps preparatory to transactions in the open market (whether in ordinary market transactions or in block trades) or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable, or engage in hedging or similar transactions. For clarity, the Reporting Persons retain their rights to review or reconsider their position and/or change their purpose and/or formulate additional plans or proposals with respect to any and all matters referred to in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

(i)	Amount beneficially owned: See Item 11 of each of the cover pages.
(ii)	Percent of class: See Item 13 of each of the cover pages.
(iii)	Number of shares as to which such person has:
a.	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.
b.	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.
c.	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.
d.	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.

All percentages of Common Stock outstanding contained herein are based on 4,411,441 shares of Common Stock outstanding as of October 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2024, as adjusted pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act to include the 59,333 shares of Common Stock issuable upon the exercise of the Warrants held directly by Sponsor.

The beneficial ownership of an aggregate of 358,275 shares of Common Stock reported herein includes (a) 128,442 shares of Common Stock held directly by Sponsor, (b) 170,500 shares of Common Stock that are unvested and subject to certain vesting and forfeiture provisions set forth in the Sponsor Letter Agreement (as defined in the Initial Fortress Schedule 13D), and (c) 59,333 shares of Common Stock issuable upon the exercise of 59,333 Warrants held directly by Sponsor.

(c)          Other than as set forth below, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock. The below sales of Common Stock occurred in the open market.

Date of Transaction	Quantity of Common Stock Sold	Weighted Average Price per Share of Common Stock(1)(2)
November 8, 2024	21,558	$2.68(3)

(1) Excludes commissions and other execution-related costs.
(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.
(3) Reflects a weighted average sale price of $2.68 per share, at prices ranging from $2.53 to $3.115 per share, inclusive.

(d)          No person other than the Reporting Persons and the investors in the Sponsor and the Funds is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 7. Material to be filed as Exhibits.

99.6	Joint Filing Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024	FORTRESS ACQUISITION SPONSOR II LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	HYBRID GP HOLDINGS (CAYMAN) LLC
	By:	Hybrid GP Holdings LLC, its managing member

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	HYBRID GP HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FORTRESS OPERATING ENTITY I LP
	By:	FIG Blue LLC, its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FIG BLUE LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FINCO I INTERMEDIATE HOLDCO LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FINCO I LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FIG PARENT, LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FOUNDATION HOLDCO LP
	By:	FIG Buyer GP, LLC, its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 8, 2024	FIG BUYER GP, LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Annex A

Directors and Officers of Fortress Acquisition Sponsor II LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Constantine M. Dakolias	Managing Partner
Joshua Pack	Managing Partner
Drew McKnight	Managing Partner
Jack Neumark	Managing Partner
Marc K. Furstein	President
Jason Meyer	Chief Operating Officer
William A. Covino	Chief Financial Officer
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
Valentin Moscaliuc	Deputy Chief Financial Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
David Sims	Assistant Secretary

Directors and Officers of Hybrid GP Holdings (Cayman) LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Hybrid GP Holdings LLC	Managing Member of Hybrid GP Holdings (Cayman) LLC

Directors and Officers of Hybrid GP Holdings LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Peter L. Briger, Jr.	Chairman and Director

Constantine M. Dakolias	President and Director
Marc K. Furstein	Chief Operating Officer and Director
Daniel N. Bass	Treasurer and Director
David N. Brooks	Secretary and Director

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Jack Neumark	Managing Partner
David N. Brooks	Secretary, Security Officer, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer
Directors and Officers of Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

FIG Blue LLC	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Blue LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Jack Neumark	Managing Partner

David N. Brooks	Secretary, Security Officer, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Jack Neumark	Managing Partner
David N. Brooks	Secretary, Security Officer, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer

Directors and Officers of FINCO I Intermediate Holdco LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Andrew McKnight	Co-Chief Executive Officer
Joshua Pack	Co-Chief Executive Officer
Jack Neumark	Managing Partner
David N. Brooks	Secretary, Security Officer, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer

Directors and Officers of FINCO I LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Andrew McKnight	Co-Chief Executive Officer

Joshua Pack	Co-Chief Executive Officer
Jack Neumark	Managing Partner
David N. Brooks	Secretary, Security Officer, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer
Directors and Officers of FIG Parent, LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Jack Neumark	Managing Partner
Andrew McKnight	Co-Chief Executive Officer
Joshua Pack	Co-Chief Executive Officer
Daniel N. Bass	Chief Financial Officer
David N. Brooks	Secretary, Security Officer, Vice President and General Counsel

Directors and Officers of Foundation Holdco LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Peter L. Briger	Director
Jack Neumark	Director
Andrew McKnight	Director and Co-Chief Executive Officer
Joshua Pack	Director and Co-Chief Executive Officer
Hani Barhoush	Director
Antoun Ghanem (citizen of Lebanon and Canada)	Director
Michael Morell	Director
Daniel N. Bass	Chief Financial Officer
David Brooks	Secretary, Security Officer, Vice President and General Counsel

Directors and Officers of FIG Buyer GP, LLC:
Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Daniel N. Bass	Treasurer
David N. Brooks	Secretary

Annex B

On September 25, 2024, the SEC published an administrative order of settlement between it and FIG LLC (the “Order”) in which FIG LLC neither admitted nor denied the findings related to the timeliness of three Schedule 13D filings and one Form 3 filing. FIG LLC consented to the entry of the Order finding violations of Section 13(d)(1), 13(d)(2), and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, and 16a-3 thereunder, and was ordered to cease and desist from future violations of Section 13(d)(1), 13(d)(2), and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, and 16a-3 thereunder and pay a civil monetary penalty of $200,000.